Filed by FirstEnergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allegheny Energy, Inc.

Commission File No: 001-00267

TRANSCRIPT OF FEBRUARY 11, 2010 JOINT INVESTOR MEETING AND TELECONFERENCE

Conference Call Transcript

AYE — FirstEnergy to Combine with Allegheny Energy

Event Date / Time: February 11, 2010 / 9:00 AM ET

CORPORATE PARTICIPANTS

Ron Seeholzer

FirstEnergy Corporation – IR

Tony Alexander

FirstEnergy Corporation – President & CEO

Paul Evanson

Allegheny Energy – Chairman, President & CEO

Mark Clark

FirstEnergy Corporation – EVP & CFO

CONFERENCE CALL PARTICIPANTS

Lasan Johong

RBC Capital Markets – Analyst

Jonathan Arnold

Deutsche Bank – Analyst

Gregg Orrill

Barclays Capital – Analyst

Ben Sung

Luminus Management – Analyst

Brian Chin

Citigroup – Analyst

Paul Patterson

Glenrock Associates – Analyst

Dan Eggers

Credit Suisse – Analyst

Greg Gordon

Morgan Stanley – Analyst

David Frank

Catapult Capital Management – Analyst

Chris Ellinghoff

Wellington Shields & Co. – Analyst

Ali Agha

SunTrust Robinson Humphrey – Analyst

Brian Russo

Ladenburg Thalmann – Analyst

Angie Storozynski

Macquarie Capital – Analyst

Paul Ridzon

KeyBank Capital Markets – Analyst

Jay Dobson

Wunderlich Securities – Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call to discuss the combination of FirstEnergy and Allegheny Energy.

All participants are currently in a listen-only mode. Following the prepared remarks the lines will be open for questions.

At this time I would like to turn the call over to Ron Seeholzer, Vice president Investor Relations. Please go ahead, sir.

Ron Seeholzer – FirstEnergy Corporation – IR

Good morning, everyone. During this conference call we will make various forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.

Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of the businesses of FirstEnergy Corp. and Allegheny Energy and the proposed merger are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially than those indicated by such forward-looking statements.

We refer you to the cautionary language regarding forward-looking statements and other matters on slides two through five and in our press release and our consolidated report to the investment community issued today regarding the merger and our fourth-quarter earnings respectively. We also refer you to the risk factor disclosure that FirstEnergy and Allegheny made in their respective annual reports on Form 10-K.

Reconciliations to GAAP for the non-GAAP earnings measurements we will be referring to today are also contained in that consolidated report as well as on the investor information section of our website at www.FirstEnergyCorp.com.

Participating in today’s call from FirstEnergy are Tony Alexander, President and Chief Executive Officer; Mark Clark, Executive Vice President and Chief Financial Officer. Participating from Allegheny Energy are Paul Evanson, Chairman, President, and Chief Executive Officer; Kirk Oliver, Senior Vice President and CFO; and Max Kuniansky, Executive Director of Investor Relations and Corporate Communications.

Now I will turn the call over to Tony.

Tony Alexander – FirstEnergy Corporation – President & CEO

Thanks, Ron, and good morning, everyone. Today is an exciting day for FirstEnergy and Allegheny Energy as we have announced plans to combine our companies.

If you will turn to slide eight in the presentation that has been posted, I will review why we believe this is an excellent move for our shareholders, customers, and employees. It’s one of those transactions that clearly makes sense. In fact, it’s a natural fit that has the potential to produce lower risk, higher growth, a cleaner generation fleet, a stronger balance sheet, and increased earnings.

The transaction also is consistent with our strategy to build a balanced, integrated, and diversified portfolio of assets. The combination brings together two companies with contiguous service areas and similar business models with a strong focus on both regulated utility operations and a competitive generation business. Together we will serve 6.1 million regulated utility customers and we will operate a generating fleet with more than 24,000 MW of capacity.

This combination will create numerous opportunities to enhance value to shareholders, particularly related to our generation portfolio which will benefit from enhanced operational performance, broader geographic reach, more cost-effective fuel procurement options, and other opportunities to capture O&M savings.

The transaction also creates the potential for attractive shareholder returns with diversified avenues for growth. The Company’s solid balance sheet and operating cash flows will support growth in both our regulated and generation businesses. And we expect the transaction to be accretive to earnings in the first full year after closing.

Now I will turn the call over to Paul Evanson to discuss the strategic value this agreement brings to Allegheny.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

Thanks, Tony, and good morning, everyone. Slide nine lays out some of the key benefits to Allegheny Energy.

To start with the transaction offers substantial upfront value to our shareholders. It will provide a 32% premium based on yesterday’s closing stock price and based on FirstEnergy’s current dividend level it also offers the potential for an almost 150% increase compared with Allegheny’s current dividend. And our shareholders’ investments will be supported by a strong balance sheet and cash flows.

The stronger, more diverse company with a large regional electric distribution system and significant generating capacity will provide long-term value. And we will diversify our primarily coal fleet by adding FirstEnergy’s very well-run nuclear capacity, something we don’t have the capability to do on our own. The merger provides significant potential to expand our retail marketing reach.

Greater utility scale and regulatory diversity should bring efficiencies and lower risk. The combined transmission network builds on future expansion potential that we have. And the significant leverage that Allegheny has to an economic recovery that we have talked to you so much about in the past is actually enhanced by this merger.

Now I will turn the call back to Tony for details of the transaction.

Tony Alexander – FirstEnergy Corporation – President & CEO

Thanks, Paul. If all of you can turn to slide 11, I will review some of the key transaction terms with you.

Under the agreement FirstEnergy would acquire all shares of Allegheny Energy in a stock-for-stock transaction. Shareholders of Allegheny would receive 0.667 shares of FirstEnergy for each Allegheny share they own. This would provide a 31.6% premium based on February 10 closing prices of $41.46 and $21.02 per share for the companies, respectively.

I will remain President and Chief Executive Officer and Paul will become Executive Vice Chairman reporting to me. Two members of the Allegheny Board will join the FirstEnergy Board. The transaction will require the support of both companies’ shareholders as well as federal and state regulatory approvals, which I will discuss in a little more detail in a few minutes. We expect to close within 12 to 14 months.

Turning to slide 13, you will see that the combination of our companies will provide an integrated regional platform for growth. Together our companies’ combined revenues in 2009 were more than $16 billion. The regulated utilities system will include 10 distribution companies serving 67,000 square miles in seven states. This represents about a 35% increase in the number of customers FirstEnergy currently serves.

As I mentioned earlier, the combined company will have a total generating capacity of 24,000 MW which is an increase of about 70% in our generating fleet. Of that amount more than 21,000 MW of capacity currently operate in the competitive marketplace creating a large and diversified competitive generating fleet. You will see this diversity illustrated on slide 14.

The competitive fleet is anchored by efficient nuclear and supercritical fossil baseload coal units. Together our combined fleet produced 117 million megawatt hours in 2008 when economic conditions supported more typical usage with 80% coming from these higher efficiency facilities.

On slide 15 you will see that much of this production will come from supercritical coal units — larger, more efficient plants which represent more than two-thirds of our total. This is a significant advantage compared with the national average that has less than one-third supercritical plants in its mix.

And as a result our combined fleet will achieve a strong environmental performance as is illustrated in slide 16. For example, when the transaction is closed more than 80% of the fleet will be scrubbed or fully controlled which will better position the overall fleet as we continue to address additional environmental requirements.

I am going to turn the call back to Paul now to discuss some of the regulated utility businesses that we will have. Paul?

Paul Evanson – Allegheny Energy – Chairman, President & CEO

As Tony mentioned earlier, the combined company will have 10 regulated electric utilities serving 6.1 million customers in Pennsylvania, Ohio, Maryland, West Virginia, Virginia, New Jersey, and New York — all contiguous states. Slide 17 shows a map of the combined service territories. Together the companies will have 194,000 miles of distribution lines and nearly 20,000 miles of transmission lines.

Moving to slide 18, our transmission system provides a strong platform for growth for the combined company with two projects, our TrAIL and PATH projects, already underway. Construction has begun on TrAIL, a 500 KV line, that will span western Pennsylvania, West Virginia, and Virginia. This project has a return on equity of 12.7% and is on track for completion next year.

PATH is a 765 KV line that will be built in West Virginia, Virginia, and Maryland. The return on equity is 14.3%. PJM recently indicated that this line may not be needed in 2014 and we plan on providing some updated information on the timing of construction later in the year when PJM completes its RTEP process.

I would now like to turn the call over to Mark Clark, FirstEnergy Executive Vice President and CFO, who will review transaction synergies and provide pro forma financial information and highlights. Mark?

Mark Clark – FirstEnergy Corporation – EVP & CFO

Thank you, Paul. Slide 20 illustrates annual synergies we expect as a result of this transaction.

Pretax synergies prior to cost to achieve would grow from approximately $180 million in the first full year to $350 million in the second year. And as you can see, they continue to increase as the cost to capture declines. These savings would be realized across a wide range of business segments with the vast majority coming from the competitive operations.

I would like to turn to slide 21 to discuss the expected earnings impact. As Tony has mentioned, we anticipate the transaction will be accretive to earnings in the first full year following the close. Based on purchase accounting adjustments we expect a very modest reduction in earnings, approximately $7 million in the first year and $30 million in the second year, reflecting step ups in both assets and liabilities.

Key to the importance of this transaction and to the combined Company’s strategy for realizing its goals is a strong balance sheet. As you will see on slide 22, pro forma estimates indicate that funds from operations would be 18% to 21% on total debt at the end of the first year and 20% to 23% at the end of the second year.

Funds from operations would be 3.7 to 4.3 times interest in year one and 4.3 to 4.7 times interest in year two. Outstanding debt would be 3 to 3.5 times EBITDA in the first two years and debt to capital ratios would be 51% to 55% in both years. We believe these metrics would continue to support stable investment-grade ratings for the Company.

On slide 23 we have summarized the financial highlights of the transaction which is expected to produce synergies across our business units primarily in the competitive operations, be accretive to earnings in the first full year following the close, result in a strong balance sheet and operating cash flows, and finally produce credit metrics that are consistent with stable investment-grade ratings.

I would like to turn the call back over to Tony to discuss the transition and approval processes.

Tony Alexander – FirstEnergy Corporation – President & CEO

Thanks, Mark. If we will all turn now to slide 25, we will take a look at the regulatory timelines and next steps for this transaction.

In the next few weeks we will begin our transition planning process including forming an executive level steering committee and employee transition teams. Representatives from both companies will be fully engaged in this activity.

We also will begin filing for regulatory approvals including applications with state commissions in Pennsylvania, Maryland, West Virginia, and Virginia, as well as the Federal Energy Regulatory Commission. We expect to close this transaction within 12 to 14 months.

If you will turn now to slide 27, I would like to summarize for you what we have accomplished here. We believe the combination of our companies creates a leading regional energy provider. Our generation portfolio will support stronger operational performance, the combined transmission and distribution systems will create new opportunities for improved coordination, sharing of best practices, and enhance service to customers.

There will be meaningful opportunities to capitalize on synergies, primarily in the competitive side of the business, and our strong financial position will support growth and provide opportunities for an attractive total return. Finally, our experienced management team has a proven ability to integrate companies for long-term shareholder value.

We hope you are as excited about the opportunities this merger represents as we are, and as always thank you for your support. Now we would be happy to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Lasan Johong, RBC Capital Markets.

Lasan Johong – RBC Capital Markets – Analyst

Thank you. Paul, I am very curious as to why you thought the timing should be now given you are at the bottom of the economic cycle for the stock and you have a much, much brighter future in a year or two and there is tremendous upside potential coming. I am not quite convinced that right now is the best time to effectuate a merger with a big partner, albeit a good one with FirstEnergy.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

First, Lasan, I think we have always said and I think everyone believes we are quite a bit leveraged to an economic recovery but the truth of it is that FirstEnergy is not much different from us in that regard. They are entering PJM now. I think the plans kind of will move in tandem in many ways with ours so I think we have largely maintained our upside.

Of course, on the other side it’s almost totally hedged downside risk. So from our standpoint strategically we are balanced the one with the other.

And, frankly, we were approached by Tony in the end of December. The more we looked at this transaction the more we think it really is the right time and creates a very strong company. I don’t think you will find many mergers where the operational and the financial synergies and benefits will be as strong as this merger.

You might like to do it when the stock price is $65 but nonetheless this is the right time I think for us to do this.

Lasan Johong – RBC Capital Markets – Analyst

Then if that were the case then why didn’t the Board of Directors authorize a — excuse my language — a beauty contest for Allegheny involving a lot more participants. Why do a negotiated transaction? Typically negotiated transactions undervalue the company.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

First of all, Lasan, you will see in the proxy statement a full detailed discussion of the process that we went through. And I think you will conclude that this was a process designed to give us the best value, number one.

Number two, if you just look at the end result, as I said right in the beginning a 32% premium based on our current price and almost 150% increase in our dividend for shareholders. I think it’s a very compelling case for our shareholders.

Lasan Johong – RBC Capital Markets – Analyst

Okay. And just a quick question for Tony. What is your — you have told us what the synergies are and what the operational considerations are and so on and so forth, but what do you think is the crown jewels that you are picking up from Allegheny? Is it the generation business, is it the utility business, is it the transmission project? What really caught your attention as a trigger?

Tony Alexander – FirstEnergy Corporation – President & CEO

It’s all parts of Allegheny. It’s a wonderfully operated company with very strong assets on the generation side and on the wires side of the business. It has a particularly interesting growth profile in the transmission side of the business which will help mitigate the risk of the overall company.

So I am pleased with all of the assets that Allegheny has including the talent that they have throughout that organization.

Lasan Johong – RBC Capital Markets – Analyst

Maybe I can flip the question around —

Tony Alexander – FirstEnergy Corporation – President & CEO

I think at this point we have to have opportunities for others to ask questions. One or two, guys, if you can hold it to that would be helpful so that we can make it through this and give everyone an opportunity to get their questions answered.

Operator

Jonathan Arnold, Deutsche Bank.

Jonathan Arnold – Deutsche Bank – Analyst

Good morning. My question is, Tony, could you give us a little more color on where the synergies are coming from? Just are they mainly in the unregulated side so are they sort of ratable across the life of these first few years or are there some kind of easy things you go after first and then other things that are more difficult to get to?

Just some sense around your level of confidence in achieving those numbers and a little more color in exactly where they are coming.

Tony Alexander – FirstEnergy Corporation – President & CEO

Let me just start off by saying we are very confident that we will be able to achieve the synergies that we have laid out. The fact of the matter is the bulk of them from our standpoint are on the operational sides of the generation fleet.

We talked and you think in terms of being able to deploy and dispatch those units differently, to use your capital differently as you decide where to invest, to use the same kind of asset mining opportunities that we used at FirstEnergy throughout the fleet at Allegheny. And as we improve that environmental performance across the overall fleet I think we are going to see a much stronger operating profile there.

On the utility side it’s fairly straightforward in terms of synergies. You will have billing systems, back office systems that they will be able to be deployed against six million customers and those costs allocated over a much broader base than otherwise. Obviously, on the information systems you have those same kinds of synergies.

So my sense is that from a synergies standpoint deploying FirstEnergy’s retail strategy throughout this footprint, expanding it with the ability to generate additional megawatt hours as we improve the overall performance of the fleet, incorporating both best practices on both sides. We are very excited about the opportunities this generation fleet offers for FirstEnergy and the combined company.

Jonathan Arnold – Deutsche Bank – Analyst

Thank you. And then may I just follow up on that, on the utility side the 19% number you are giving us is that net of an assumption of some kind of sharing with customers? Or how should we think about where they fit into the equation?

Tony Alexander – FirstEnergy Corporation – President & CEO

We would anticipate as we go through the regulatory process that the kind of traditional regulatory split would be in place in this merger. It’s typically around 50-50 so that is how we would approach this going forward.

Jonathan Arnold – Deutsche Bank – Analyst

And so the 19% number is roughly 50% of what you think you can do?

Tony Alexander – FirstEnergy Corporation – President & CEO

It’s gross. The 19% number is gross.

Operator

(Operator Instructions) Gregg Orrill, Barclays Capital.

Gregg Orrill – Barclays Capital – Analyst

Thanks a lot. I was wondering if you could touch on market power a little bit, given the proximity of the companies together in the process there and how you see that playing out.

Tony Alexander – FirstEnergy Corporation – President & CEO

Gregg, at this point we are not seeing any issues with respect to market power. We believe we will satisfy all of the requirements for the combination to take place.

Gregg Orrill – Barclays Capital – Analyst

Okay, thank you.

Operator

Philson Yim, Luminus.

Ben Sung – Luminus Management – Analyst

Congratulations on the transaction. It’s actually Ben Sung at Luminus. One thing we liked about you all was that you had some really below markets of $20, $25 a ton below market coal contracts extending out for a meaningful period of time.

As part of this transaction is FirstEnergy going to have to take a purchase accounting hit and sort of have to bear about by our calculations about $150 million to $180 million a year of incremental cost of goods sold? And how does that factor into the accretion dilution analysis?

Tony Alexander – FirstEnergy Corporation – President & CEO

Well, I will just tell you all of these calculations (technical difficulty) the purchase accounting numbers that Mark gave you. So pluses and minuses throughout the transaction net to a very small purchase accounting type of impact. I think Mark said about $7 million in the first year and rising to about $30 million thereafter.

Ben Sung – Luminus Management – Analyst

Could you give us an idea of which contracts offset that or which category of contracts offset that mark-to-market step up in the coal side?

Tony Alexander – FirstEnergy Corporation – President & CEO

Well, you have to look at the entire purchase accounting adjustment that will be looked at and it includes all assets. Not just coal contracts but financial leverage transactions, the value of the coal plants, the value of the overall transaction. So that is a pretty complex process that the accountants go through.

Based on what we know at this point, like we said, it’s a fairly modest adjustment that will be required and it takes all those into account.

Operator

Brian Chin, Citigroup.

Brian Chin – Citigroup – Analyst

Can you comment a little bit on tax implications? I know that in your prepared comments you were a little light on tax implications of the deal. I just wanted to make sure whether we weren’t missing something there.

Mark Clark – FirstEnergy Corporation – EVP & CFO

This is Mark. You are not missing anything. There are some deferred taxes in the purchase accounting but that, as Tony alluded to, that has all been factored in.

Brian Chin – Citigroup – Analyst

Okay. And then one last follow-up question. I missed the part of the synergies commentary but when you are looking at the 50% that comes from the generation and fuel side is that primarily coming from items like plant shutdowns or is that coming from economies of scale on fuel purchases?

Tony Alexander – FirstEnergy Corporation – President & CEO

None of it’s coming from plant shutdowns. It’s the better utilization of our assets, utilizing best practices from both sides, improving the dispatch of the fleet, and basically improving the overall performance and efficiency of the utilization of our assets.

Brian Chin – Citigroup – Analyst

Great. Thanks a lot.

Operator

Paul Patterson, Glenrock Associates.

Paul Patterson – Glenrock Associates – Analyst

Good morning, guys. Congratulations. I missed the goodwill number, if you could just repeat what that was. Also if you could just give us a feeling for how you looked at the cost of carbon in your valuation of Allegheny?

Tony Alexander – FirstEnergy Corporation – President & CEO

I don’t think we gave you a goodwill number and, quite frankly, I don’t have one at this point. It will be — what it will be — it will be a result of all of the accounting that takes place as a part of this transaction obviously.

With respect to carbon, I didn’t assign any particular value one way or the other. I think the assets that Allegheny has, particularly the supercritical units, will allow the overall performance of the fleet to be much stronger from an environmental standpoint. Whatever we face down the road from a carbon standpoint we will be better positioned given the size and character of the combined fleet than we would have been, than either one of us would have been stand-alone.

Paul Patterson – Glenrock Associates – Analyst

You don’t think your carbon footprint is going to be higher per megawatt hour as a result of the acquisition of Allegheny?

Tony Alexander – FirstEnergy Corporation – President & CEO

No. Well, overall performance of our fleet is going to be better. From our coal standpoint it will be less because we will be operating much more efficient generating facilities than we might have otherwise operated without the combination.

Sure, we are producing a lot more kilowatt hours in a combined organization. But the fact of the matter is more of them will be coming from the highest efficiency type units available in the market at this time.

Operator

Dan Eggers, Credit Suisse.

Dan Eggers – Credit Suisse – Analyst

Can you just talk a little bit to your thought process or your outlook as far as long-term gas and coal price expectations? Obviously you are making a view on the dark spread getting that much more coal exposure. How is that fitting into your strategy and does Signal Peak somehow play in with that thought process?

Tony Alexander – FirstEnergy Corporation – President & CEO

Overall my sense is that commodity prices, whether natural gas, coal, electricity, are going to reflect the increasing requirements of the nation for energy and primarily electric energy. I see all those markets as improving over time, particularly as the economy improves. We are still dealing overall with limited resources and a timeframe to add additional resources which is significant.

Again, from FirstEnergy’s perspective this increases our generation fleet by 70% allowing us to deploy far more supercritical generating facilities, about 6,000 MW of supercritical facilities — more than double what FirstEnergy has today — into the marketplace going forward. That is what this transaction is about when it comes to the generation side of the business.

We are going to have a far stronger and more capable fleet to compete in the generation market, number one. To deal with whatever environmental issues we will have to face and in fact have the wherewithal and balance sheet to improve that position over time if the market suggests that is the right thing to do.

Dan Eggers – Credit Suisse – Analyst

So can I interpret from that your view that the unit profitability of the supercritical plants will improve from what we have seen recently or in the forward market then?

Tony Alexander – FirstEnergy Corporation – President & CEO

I will tell you, I am not going to spend a lot of time worrying about what happens in the middle of the worst recession this country has faced in years. The fact of the matter is we all know where this economy has to go. I believe in it and I believe this country will recover.

As it recovers we will be positioned to take and utilize our assets to help improve the economic vitality throughout the region that we serve.

Operator

Greg Gordon, Morgan Stanley.

Greg Gordon – Morgan Stanley – Analyst

Thanks. Good morning, gentlemen. Notwithstanding the risks of the merger not closing, how quickly are your integration teams going to be getting to work on trying to achieve these synergies so that we can start to see the benefits immediately upon close? Put another way is that notional $180 million a 2011 number or is that a 2012 number?

Paul Evanson – Allegheny Energy – Chairman, President & CEO

You know, Greg, until the transaction closes we still operate as two independent companies and legally we basically have to. So you will start seeing those benefits right away.

Obviously we are going to start our transition and integration teams just as soon as we can, probably even beginning next week. So what we want to do is when the approvals take place and the transaction closes we just move full speed ahead at that point in time and we realize those savings just as fast as we possibly can.

Greg Gordon – Morgan Stanley – Analyst

All right. But with a 12- to 14-month goal from time to close we close in February, March, April of next year. From your perspective, guys, is that $180 million aspiration is that the ‘11 aspiration?

Mark Clark – FirstEnergy Corporation – EVP & CFO

No, that is assuming the first 12 months after approval.

Greg Gordon – Morgan Stanley – Analyst

Okay. So we should model those on a rolling basis based on when you close?

Mark Clark – FirstEnergy Corporation – EVP & CFO

Yes.

Greg Gordon – Morgan Stanley – Analyst

Okay. Thank you, guys.

Operator

David Frank, Catapult Capital Management.

David Frank – Catapult Capital Management – Analyst

Good morning, guys. Just conceptually I am thinking about this and it just seems like the return on the assets you are deploying here, $4.6 billion — from what I see the accretion is really coming from the synergy savings. Is this really a transaction about getting bigger for the future or wasn’t there another way to deploy this much capital at a more accretive manner on a shorter term basis?

Tony Alexander – FirstEnergy Corporation – President & CEO

David, this is Tony. Quite frankly, I think this is one of the best ways to deploy the capital that we are devoting to this acquisition. And the fact of the matter — and this merger because the fact of the matter is the value of the generating assets, the value of the wires business, the combination, while it will have obviously some synergies associated with it, totally repositions the assets of the Company and what it can do with those assets going forward.

So I think this is an opportune way to achieve the right assets for FirstEnergy going forward. It’s really not about size. It’s more about how in fact these assets fit inside the integrated portfolio we are putting together.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

And, frankly, I don’t think you will find many mergers that have the same business logic as this one does, both from a strategic, operational, financial, what it accomplishes from then. And the perfect fit that these two organizations have and the platform that it’s going to provide for investment opportunities and value-enhancing investments that I don’t think either company, certainly Allegheny, could do on its own.

David Frank – Catapult Capital Management – Analyst

It does make a lot of strategic sense. I am just saying from an accretion dilution standpoint it’s an awful large amount of capital to put up for an extended period of regulatory approval for your shareholders. And that the end game, based on today’s market, it doesn’t produce a lot outside the synergy savings that you have highlighted.

So I am just struggling to see the return — risk return here as being as valuable as obviously you believe it is.

Tony Alexander – FirstEnergy Corporation – President & CEO

Well, quite frankly, we think it’s a very attractive combination. Overall we think it reduces the risk or has the potential to reduce the risk at FirstEnergy, to produce higher growth, change the entire characteristics, environmental characteristics of our fleet going forward, produces a stronger balance sheet which we can deploy for growth in the future, and provides increased earnings.

It’s pretty compelling from my standpoint and I think from Paul’s standpoint. Both of us believe at the combination of these two companies will produce significant value to our shareholders.

Operator

[Chris Ellinghoff], Wellington Shields.

Chris Ellinghoff – Wellington Shields & Co. – Analyst

If you would indulge me, I think I have two short questions. One, do you anticipate any asset sales from the transaction and does your synergy analysis include any kind of clawback assumptions?

Tony Alexander – FirstEnergy Corporation – President & CEO

From an asset sale standpoint we are not anticipating any. However, there are some that we have identified. Allegheny is in the process I believe of selling —

Paul Evanson – Allegheny Energy – Chairman, President & CEO

Selling the Virginia operations, the distribution business. We have a hearing coming up in Virginia in March so we are proceeding apace on that one.

Tony Alexander – FirstEnergy Corporation – President & CEO

And FirstEnergy has identified several assets that we are — continue to be interested in selling at the right time.

From a synergies standpoint, the question was clawback? We would anticipate that there would be some sharing of synergies with our customers. The fact of the matter is over time most synergies rollback and what a transaction allows is the mitigation of rate increases over time. We believe this transaction will allow that to occur also.

Mark Clark – FirstEnergy Corporation – EVP & CFO

This is Mark. I just want to reiterate that we did not assume anything in the financial models other than what we have already stated publicly which is OVEC, we are not planning on being a long-term owner of Signal Peak, we said that we were looking at Fremont. You know about how Allegheny in Virginia so we are not doing anything incremental to what we have already stated.

Chris Ellinghoff – Wellington Shields & Co. – Analyst

Okay. Can you add any color to what you have included in your analysis for clawback?

Tony Alexander – FirstEnergy Corporation – President & CEO

I think we have used the standard type of what we would anticipate, about a 50-50 sharing.

David Frank – Catapult Capital Management – Analyst

Super. Thanks, guys.

Operator

Ali Agha, SunTrust Robinson Humphrey.

Ali Agha – SunTrust Robinson Humphrey – Analyst

Good morning. My first question was I was just curious, primarily for Paul — Paul, how did you all come up with the specific price for this transaction? I understand your point that it was a premium to yesterday’s close, but as you also mentioned, a couple of years back you were north of $60. So just curious on how this specific valuation was brought out.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

Well, as I mentioned to Lasan in his initial comment, the entire process will be described in detail in the proxy. It was not a pure negotiated dealing with one company transaction so there is a little bit more to it than that. But we worked in a way that we thought we came out with a very fair and full price to our shareholders.

So we were very pleased with the end result of it not only for the shareholders, but I think for the Company going forward and the value that can be created for our shareholders. We will end up owning — our shareholders will own 27% of the combined company so they have a continuing interest in this business.

We think the combination and the potential that gets added with the merger will add even further value to our shareholders. It’s a perfect fit transaction.

Ali Agha – SunTrust Robinson Humphrey – Analyst

My second question was on the regulatory approval process. As you lay out all of the different constituencies and approvals is there a particular critical part item or particular approval that you believe will be the one that gauges the timeline of 12 to 14 months?

Paul Evanson – Allegheny Energy – Chairman, President & CEO

We have six states involved here — Ohio and New Jersey, which are Tony’s states, don’t require formal approval. So what is really required are the four states we operate in, one of which Tony operates in which is Pennsylvania. Maryland has a statute that requires their action within six months so it may well set the standard. But Maryland, West Virginia will probably be the two key states then Pennsylvania where we will end up being the largest utility in the state with over two million customers.

I would say we have very good relationships in those states with the regulators, with the government officials. We have very strong — it’s actually almost the top customer satisfaction ratings in those states. We are active in the communities.

We have very low rates. For example, in Maryland this year our residential rates just went up by 0.4%, less than 1% in Maryland. So this is a fact pattern that gives me a lot of comfort and confidence that we can get this deal approved in a reasonable timeframe.

Operator

Brian Russo, Ladenburg Thalmann.

Brian Russo – Ladenburg Thalmann – Analyst

Good morning. Can you just tell us what the pro forma debt of the combined company will be?

Mark Clark – FirstEnergy Corporation – EVP & CFO

Just take the two debt figures, which I don’t right have off the top of my head, but just add whatever it was we would report at 2009 and add theirs together since this is all stock transaction.

Brian Russo – Ladenburg Thalmann – Analyst

All right. Thank you.

Operator

Angie Storozynski, Macquarie Capital.

Angie Storozynski – Macquarie Capital – Analyst

Thank you. Two questions; first of all about regulatory approvals, why you haven’t mentioned New York. And secondly, you mentioned the other low rates in Maryland but I think investors and sell-siders learned their lesson about the state and the regulatory approval process with another company.

My question is, this is to Tony, you are acquiring a diversified utility and thus you are assuming a certain regulatory risk while there are other merchant assets available in the PJM region without this regulatory drag associated with them. Could you explain to me your thinking behind basically accepting this regulatory risk versus just buying generation assets?

Tony Alexander – FirstEnergy Corporation – President & CEO

Sure. First, let me talk about — I will kind of go through — I will do one and Paul you can do the one in the middle about Maryland.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

I will.

Tony Alexander – FirstEnergy Corporation – President & CEO

New York is — we have about 1,000 customers in New York. It’s a very small entity that we believe will not require New York approval of this transaction. So it’s not a significant part of the overall company. It’s really served underneath our Penelec subsidiary.

Paul, why don’t you deal with the other regulatory issue, then I will deal with the risk issue.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

Maryland, we have been doing business in that state for a long, long time. Frankly, we enjoy — we think it’s a good state to operate in and I think it’s a very business-friendly environment.

Now they have had one or two transactions that had some unique facts where in one rates were being asked for quite a bit different from 0.4%. So I think you have to look at each of those in the context of where they are. I think this deal makes sense and as I say we have great relationships, political and otherwise, in the state and I really look forward to the Maryland dialogue.

Tony Alexander – FirstEnergy Corporation – President & CEO

Angie, from a regulatory standpoint, I mean obviously FirstEnergy is in part a regulated company and we are not afraid of regulation. We have got great relations in Ohio, Pennsylvania, and New Jersey, and Paul has got similar relations in the service territories that he serves.

When I look at the assets of Allegheny versus the pieces and parts that may or may not be available at any time in the market for just pure generation, what this combination provides cannot be duplicated. The ability to grow our fleet by some 70% with the right combination of assets in the right locations where we can actually utilize our combined resources to improve performance is particularly attractive.

The regulatory footprint of Allegheny we are very comfortable with in terms of potentially, ultimately, operating in West Virginia and Maryland. Like Paul says, he has strong relationships in those companies and he has run a great utility for a long time.

So, quite frankly, we are looking forward to diversifying our regulatory risk. Having it spread across a number of states as opposed to just the ones that we operate in today. And look forward to providing quality, reliable service on a utility standpoint like Allegheny has done for many, many years in those states.

Angie Storozynski – Macquarie Capital – Analyst

Okay. So just one follow up; but would you say for instance that Allegheny’s transmission investments were the factor that basically decided — that you decided to acquire Allegheny instead of just the merchant generation company or generation assets?

Because I simply doubt that in your analysis of the acquisition you basically thought that there was value being created by acquiring regulated utility assets.

Tony Alexander – FirstEnergy Corporation – President & CEO

Well, I think there is value being created by acquiring regulatory assets, particularly in the states and when they are as well run as Allegheny’s are.

The transmission projects that Allegheny has are obviously a great opportunity for FirstEnergy to mitigate the overall risk profile of the Company by increasing the amount of growth on the regulated side and striking a better balance across our growth profiles. So I think that was just a very attractive addition to an otherwise very, very compelling set of assets that fit nicely within the FirstEnergy portfolio.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

Angie, don’t forget now — of course, transmission is a regulated asset and these are great opportunities, these projects, but we didn’t get them without having had regulated operations in those states. I mean having that footprint, that regulated delivery footprint, is really what enabled us to get those transmission projects.

Now when you look at the footprint of the combined company and you look at transmission needs and moving power from west to east that footprint is now a degree that I think there will be many other opportunities for further transmission investments than either company would have individually. So it’s just another benefit that flows from the basic regulated distribution businesses, which I think Tony and I both really like.

Operator

Paul Ridzon, KeyBank.

Paul Ridzon – KeyBank Capital Markets – Analyst

I was wondering if you had had the opportunity to possibly vet this with any of the regulators or the credit agencies.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

With the regulators we have obviously placed some courtesy calls to our jurisdictions, and will begin that process more formally shortly.

Mark Clark – FirstEnergy Corporation – EVP & CFO

On the credit side we have touched base with the credit rating agencies and then scheduled follow-up conversations and discussions with them.

Paul Ridzon – KeyBank Capital Markets – Analyst

There was no initial reaction you can share with us?

Mark Clark – FirstEnergy Corporation – EVP & CFO

The discussions were very, very brief and with the intent to follow up with much more detail.

Paul Ridzon – KeyBank Capital Markets – Analyst

Understood, thank you.

Operator

Jay Dobson, Wunderlich Securities.

Jay Dobson – Wunderlich Securities – Analyst

Good morning. Paul and Tony, I was hoping you could better help us understand the higher growth you are talking about excluding synergies. I was hoping you could help us understand what higher growth you are looking at.

And then, Paul, was hoping you could help me understand some of the governance issues of only two Board members out of 13.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

Okay. I will just start on transmission and build on what I just said in the prior question. I think we have, as you know, two major projects. One, we are in the middle of construction of TrAIL; and the PATH project that we are awaiting PJM’s determination on.

But I think the much greater footprint when you see those two companies fit together you will see — and the needs for power in the East and the extent of power resources in the west there is just going to be continuing need to move that power, one, and for renewables too. So I think in the transmission area there is some major opportunities and I will let Tony chat about generation in other areas.

Tony Alexander – FirstEnergy Corporation – President & CEO

I look at it from the standpoint of being able to continue down the path of making these very strong assets more efficient and more capable of producing consistent and more generation. We have been quite successful in doing that at FirstEnergy. With our baseload facilities we expect to be to be able to do that also at Allegheny.

Beyond that, deploying our retail strategy in and throughout Pennsylvania with additional resources to back that up will overall reduce the risk profile of the Company as we believe we are producing higher returns through having a stronger retail presence for the benefit of customers long-term in and throughout this region.

So I think if you put those together combined with a stronger balance sheet that will allow each of the combined companies to take on additional projects that they would not otherwise be able to do allows for the potential for significantly more growth or the timing of growth than would otherwise be expected.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

And on the governance side, Jay, we do have — we will have two of 13 directors, which is not fully proportional perhaps to the 27% ownership, but I will also be Executive Vice Chairman. And we don’t quite delude ourselves into thinking this is a pure merger of equals where there is almost normally proportionate. So I think given the relative scale having two directors and myself there is pretty fair.

Jay Dobson – Wunderlich Securities – Analyst

Great, thank you.

Tony Alexander – FirstEnergy Corporation – President & CEO

We would like to thank everyone for joining us today. As I said, this is very exciting day for FirstEnergy and Allegheny. We are looking forward to moving through the process from this point, closing this transaction in 12 to 14 months, and then significantly increasing the value that we can deliver to shareholders through this combination.

Thanks for your support. We enjoy working with you and discussing this transaction further over the next few months.

Paul Evanson – Allegheny Energy – Chairman, President & CEO

Thank you.

Operator

Thank you. This concludes today’s teleconference. You may disconnect your lines at this time and have a nice day.

Information Concerning Forward-Looking Statements

In addition to historical information, this document may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny, including future financial and operating results; FirstEnergy’s and Allegheny’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny shareholder approvals; the risk that FirstEnergy or Allegheny may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither FirstEnergy nor Allegheny undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of FirstEnergy and Allegheny that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny will mail the joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny security holders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009. You can find information about Allegheny’s executive officers and directors in its definitive proxy statement filed with the SEC on March 20, 2009. Additional information about FirstEnergy’s executive officers and directors and Allegheny’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstEnergy and Allegheny using the contact information above.